Life Insurance Company
Home Office: Cincinnati, Ohio
Variable Administrative Office: P.O. Box 5423, Cincinnati, Ohio 45201-5423
LOAN ENDORSEMENT
This Loan Endorsement is attached to an individual deferred variable annuity contract (the “Contract”). The Contract is changed as set out below to permit loans:
     Loan Amount and Conditions
Subject to the terms and conditions set out below, you may borrow an amount (the “new loan”) using the Contract values as collateral. The amount of the new loan may not exceed the contract value loan limit, the tax law loan limit, or the employer plan loan limit, whichever is the smallest.
An application for a loan must be made by Written Request. We may delay granting the loan for up to six (6) months after we receive your request for it. We may also limit the frequency at which loans may be made and the minimum amount of a loan. No loan may be made after the Annuity Commencement Date. We may restrict the availability of loans if you have commenced distribution under a systematic payment program or guaranteed benefit rider. We may deny your request for a new loan if you have had any loan treated as a deemed distribution under Section 72(p) of the Internal Revenue Code, and that loan has not been repaid in full.
     Contract Value Loan Limit
The net amount otherwise payable to you upon a full surrender of the Contract must be at least one hundred ten percent (110%) of, and at least $500 more than, the sum of the new loan and the current balance of all other loans, if any, under the Contract.
     Tax Law Loan Limit
Pursuant to Section 72(p) of the Internal Revenue Code:
1)	the sum of the new loan plus the highest balance of all other loans, if any, under the Contract and all other related retirement plans at any time during the one (1) year period ending on the date of the new loan, cannot exceed $50,000; and

2)	the sum of the new loan plus the current balance of all other loans, if any, under the Contract and all other related retirement plans cannot exceed the greater of (i) $10,000, or (ii) one-half of the sum of the vested benefits under the Contact and all other related retirement plans.
For this purpose, a related retirement plan is a Section 403(b) tax sheltered annuity, a Section 401 pension, profit-sharing or 401(k) plan, a Section 403(a) annuity plan, or a governmental plan, to which the same employer has contributed. We may require you to provide information on such other plans and loans.

E1816008NW	AILIC

     Employer Plan Loan Limit
The Contract holds contributions made under an employer retirement plan. No loan may be made except to the extent it is permitted by that plan, and is subject to any additional limits and conditions which apply under the plan. No loan may be made without the approval of the plan administrator.
     Loan Term and Repayment
The principal and interest of each loan must be repaid to us within five (5) years of the date such loan is made. This five (5) year limit will not apply to a loan used to acquire a dwelling unit that is to be used as a principal residence by you. For a loan used to acquire your principal residence, the principal and interest must be repaid to us within thirty (30) years of the date such loan is made. Pursuant to Section 72(p) of the Internal Revenue Code, regular substantially equal periodic payments must be made at least quarterly over the term of a loan until fully paid, and a failure to make such payments may result in a deemed distribution of the outstanding balance of the loan. We may limit the minimum amount of the loan payments to be made to us.
     Interest
The interest rate on a loan will not be more than eight percent (8%) per year. Any unpaid interest will be added to the loan; in effect, then, it will be compounded and will be part of the loan. As required by federal tax law, we will continue to charge interest on a defaulted loan until it is paid off in full even if the loan has been treated as a deemed distribution for tax purposes.
     Security for Loan
A loan under the Contract is a first lien on the Contract. Your interest in the Contract will be the sole security for the loan. You cannot surrender the Contract or annuitize it unless all loans under it are paid in full. We may require that you pay all loans under it in full before you begin payments under any other systematic payment program or guaranteed benefit rider. You cannot take a withdrawal from the Contract if the current balance of all loans under the Contract would then exceed the contract value loan limit. You cannot take a withdrawal from the Contract from the amount that is held to secure a loan except to pay off the loan.
We may require you to hold the amount needed to secure all loans in the Fixed Account as described below. In lieu of that, we may require you to hold the amount needed to secure all loans in a Sub-Account that we may designate from time to time. You may transfer the amounts needed to secure loans from the Sub-Accounts. If you do not do so, then we may make such transfers on a pro rata basis. You cannot transfer amounts out of the Fixed Account or designated Sub-Account to the extent needed to secure a loan.

     Fixed Account
If we require an amount to be held in the Fixed Account as security for a loan, we will transfer that amount from the Separate Account to the Company’s general account.
Amounts that we require to be held in the Fixed Account as security for a loan will be credited daily with interest at an annual effective rate as declared from time to time by the Company in its discretion. This annual effective rate will never be less than [three percent (3%)]. We will stop crediting interest on an amount as of the date that it is transferred back to the Separate Account, withdrawn, surrendered, used to pay off the loan, or applied to charges or fees. While any amount is held in the Fixed Account as security for a loan, such amount will be added to the value of your interest in all of the Sub-Accounts in order to determine the Account Value of the Contract. Amounts that are held in the Fixed Account will be subject to the same Early Withdrawal Charge, if any, that applies to other Contract values. The Contract Maintenance Fee may be deducted from amount held in the Fixed Account if there are insufficient assets to pay the fee in the Separate Account. Once an amount that is held in the Fixed Account is no longer required as security for a loan, we will transfer it back to those Sub-Accounts in which the balance of your Account Value is held on a pro rata basis, subject to any restrictions imposed from time to time on the availability of a Sub-Account on a nondiscriminatory basis.
     Loan Offset
We may pay off the loan (by treating an amount equal to the balance of the loan as surrendered, and applying it to pay off the loan) if there is a default in repayment. Such a surrender to pay off the loan will be taken from the amount held as security for the loan to the extent possible, and then from the balance of the Contract on a pro rata basis. Such a surrender to pay off the loan will not occur at a time when the other provisions of the Contract prohibit a distribution to you.
If your spouse becomes the Successor Owner of the Contract, he or she may continue a loan that is not in default. In all other cases, the death benefit or Contract values will be reduced to pay off any loan that is outstanding on the date that is or would be the Death Benefit Valuation Date.
This Loan Endorsement is part of the Contract. It is not a separate contract. It changes the Contract only as and to the extent stated. In all cases of conflict with the other terms of the Contract, the provisions of this Loan Endorsement shall control.
     Signed for us at our office as of the date of issue.

/s/ Mark F. Muething	/s/ Charles R. Scheper

Mark F. Muething	Charles R. Scheper
SECRETARY	PRESIDENT